UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2024

COMMISSION FILE NUMBER 001-38976

Genmab A/S
(Exact name of Registrant as specified in its charter)

Carl Jacobsens Vej 30

2500 Valby

Denmark

+45 70 20 27 28
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧ Form 40-F ◻

This report on Form 6-K shall be deemed to be incorporated by reference in Genmab A/S’s registration statements on Form S-8 (File No. 333-232693, 333-253519, 333-262970 and 333-277273) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

nthony
GENMAB A/S

	BY:	/s/ Anthony Pagano
Name: Anthony Pagano
Title: Executive Vice President & Chief Financial Officer

DATE: March 13, 2024

EXHIBIT INDEX

O
Exhibit	Description of Exhibit

99.1

Company Announcement Dated March 13, 2023: Constitution of the Board of Directors in Genmab A/S, Grant of Restricted Stock Units to Board Members and Employees and Grant of Warrants to Employees in Genmab

99.2	Company Announcement Dated March 13, 2023: Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons